SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For December 13, 2001


                               BONSO ELECTRONICS
                               INTERNATIONAL INC.
                               ------------------
                 (Translation of Registrant's name into English)



                Unit 1106-1110, 11F., Star House 3 Salisbury Road
                         Tsimshatsui Kowloon, Hong Kong
                    ----------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F [X]             Form 40-F [ ]



[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes [ ]                   No [X]

                      BONSO ELECTRONICS INTERNATIONAL INC.

              Information for the Quarter Ended September 30, 2001

TABLE OF CONTENTS SECOND    QUARTER REPORTS 2001 ON FORM 6-K


                                                                         Page
                                                                         ----

Second Quarter FY2002 Shareholders Letter                                 3

Financial Statements
For the periods ended September 30, 2001                                  5

Management Discussion and Analysis of Financial Conditions
and Results of Operations
For the periods ended September 30, 2001                                  7

                [BONSO ELECTONICS INTERNATIONAL, INC. LETTERHEAD]


                                                November 23, 2001


Dear Shareholders:

In the first half of fiscal 2002, we have come very close to matching revenues for all of last year through the consolidation of sales from our newly acquired subsidiary in Germany and a 25 percent gain from internal growth, other than growth associated with the acquisition. A decline in net income is a challenge to all of us at Bonso, although we have made a conscious decision to accept lower margins in some instances in order to build a more substantial earnings base for the future.

For the six months ended September 30, 2001, revenues increased 69 percent to $26,429,000 over the $15,602,000 reported in the same period last year. Net income of $1,075,000, or 19 cents per share, was 47 percent less than the fiscal 2000 six months' figure of $2,011,000. Revenues for the fiscal 2002 second quarter were $13,848,000, compared to $6,420,000 in the same period last year, a 116 percent increase, while net income dropped significantly to $408,000 from $825,000. Second quarter revenues from internal growth increased 42 percent, other than growth associated with the acquisition.

With regard to earnings, the short-term situation has not changed since our first quarter report. We are forced to accept lower margins on consumer electronics manufacturing contracts as end customers are cutting retail prices in response to a static economy in the U.S. and Europe. We are also continuing with plans to turnaround losses at our newly acquired German subsidiary, Korona Haushaltwaren, GmbH, through manufacturing efficiencies and expanded distribution. Korona contributed approximately $7 million to revenues in the first six months of fiscal 2002, an improvement over its sales in the same period last year. I consider the six-month decline in earnings to be a reasonable investment in longer-term growth and earning preferential status among major OEM customers.

I believe that the acquisition of Korona has provided Bonso with additional management and entrepreneurial talent that are essential to our future growth. As part of our long-term strategy, we are looking at other acquisition opportunities. We are optimistic that we will be able to expand Bonso's talent pool and business through further acquisitions. Our organizational strengths are especially relevant as China nears admission to the World Trade Organization. All expectations are for a significant increase in exports, as well as increased domestic competition from imports.

I would like to take this opportunity to thank shareholders who mailed or delivered their proxies to the annual shareholders' meeting of October 10. Your approval of the Stock Amendment to create a new class of preferred Bonso securities provides a valuable financing option to fund future growth. We have no plans at present to issue preferred shares. Shareholders also elected six incumbent directors and a new nominee, Henry F. Schlueter, to the Board. Mr. Schlueter has served as assistant secretary of Bonso since 1988, and his law firm of Schlueter & Associates, P.C. serves as our U.S. counsel on securities, mergers and acquisitions. He brings the total of U.S. directors to three and outside directors to four.

With common stock purchase warrants issued to shareholders of record on January 19, 2000, scheduled to expire on December 31, 2001, the Board of Directors has decided to extend the expiration date by one year. The exercise price of $17.50 per common share for each two warrants is considered unrealistic in light of current market conditions, but in extending the deadline, the Board has taken into consideration our business performance, the growth in shareholders' equity and price/earnings ratios of companies in related businesses, and the net book value of approximately $5.50 per share as of period ended September 30, 2001. By all of these measures, I believe that Bonso's shares are considerably under-valued at this time.

We are continuing every possible effort to gain support for Bonso shares and to convey our story to the investment community. The Board of Directors approved, for the second consecutive year, a 10 cents per share cash dividend, payable to shareholders of record on December 21,2001. Our dividend policy is based on company performance and the most prudent use of available cash to enhance shareholder value. Our revenue performance this fiscal year is once again at record levels, and we have a very strong cash flow advantage from the practice of collecting immediate payments from OEM customers upon shipment of products.

We owe an extra measure of recognition to Director George O'Leary for his investor relations effort. He delivered a Bonso presentation to the Wall Street Analyst Forum's Institutional Investor Conference in New York City on September 11, just minutes before the World Trade Center tragedy. He emerged unharmed, and his personal testament to that day's events merely personalizes to a greater extent the sorrow and sympathy felt by Bonso employees for the suffering of all those affected. Mr. O'Leary also made a Bonso presentation to the RedChip Investor Conference in Scottsdale, Arizona, on November 10, which is archived at www.redchip.com for 60 days for anyone who would like to hear it. RedChip.com, Inc. is the nation's leading source of independent research and information on the small-cap market.

Like the rest of the world, we at Bonso are cautiously looking ahead to restoration of normal business behavior and consumer confidence in the economy, which will have a considerable influence on our objectives for the year. With a credible growth performance thus far both with and without acquisitions, we look forward to the second half of fiscal 2002 with confidence that we are moving in the right direction to meet shareholder expectations.

Best regards,
Bonso Electronics International, Inc.

/s/ Anthony So
--------------
Anthony So
Chairman, President and Chief Executive Officer


U.S. Contact: George O'Leary (949) 760-9611,  (949) 760-9607 FAX
Hong Kong Contact: Cathy Pang (852) 2605 5822,  (852) 2691 1724 FAX







The statements contained in this letter which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financial requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's' filings with the Securities and Exchange Commission.

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

Financial Statements
--------------------

                              BONSO ELECTRONICS INTERNATIONAL INC.
                                  CONSOLIDATED INCOME STATEMENT
                                 (In Thousands of U.S. Dollars)
                                            Unaudited

                                          Three months ended Sept 30   Six months ended Sept 30
                                          --------------------------   ------------------------
                                              2001          2000          2001          2000
                                           ----------    ----------    ----------    ----------
Net sales                                      13,848         6,421        26,429        15,602
Cost of sales                                 (10,657)       (4,243)      (20,551)      (10,966)
                                           ----------    ----------    ----------    ----------
Gross margin                                    3,191         2,178         5,878         4,636

Selling expenses                                  905            79         1,318           213
Salaries and related costs                        873           580         1,681         1,170
Research and development expenses                  69            49           134            78
Administration and general expenses               672           545         1,216         1,113
                                           ----------    ----------    ----------    ----------
Income from operations                            672           925         1,529         2,062
Other income                                      139           191           282           304
Foreign exchange gains/(losses)                   (10)          (25)          (23)           14
Interest Expenses                                (296)         (119)         (496)         (222)
Consultancy fee                                   (95)         --            (191)         --
                                           ----------    ----------    ----------    ----------
Income before income taxes                        410           972         1,101         2,158
Income tax benefit/(expense)                       (2)         (147)          (26)         (147)
                                           ----------    ----------    ----------    ----------
Net income                                        408           825         1,075         2,011
                                           ----------    ----------    ----------    ----------

Earnings per share
 Basic                                           0.07          0.15          0.19          0.36

 Diluted                                         0.07          0.15          0.19          0.36


Weighted average shares Outstanding         5,539,815     5,527,623     5,539,815     5,527,623
Incremental shares from assumed
  Exercise of warrants and Stock options         --          68,228          --          68,228
Adjusted weighted average shares            5,539,815     5,595,851     5,539,815     5,595,851


                                              5

                            BONSO ELECTRONICS INTERNATIONAL INC.
                                 CONSOLIDATED BALANCE SHEET
                                     (In U.S. Dollars)

                                                                   September 30     March 31
                                                                   ------------   -----------
                                                                       2001           2001
                                                                   -----------    -----------
                                                                   (unaudited)     (audited)
Assets

Current assets
 Cash and cash equivalents                                           4,075,587      5,322,397
 Restricted cash deposits                                            4,009,920      2,873,898
 Trade receivables, net                                              8,736,724      3,518,943
 Inventories, net                                                    8,165,410      5,310,889
 Notes receivable                                                       73,775      1,086,949
 Income taxes recoverable                                                 --             --
 Deferred income tax assets - current                                   10,190         10,190
 Other receivables, deposits and prepayments                           805,394        619,858
                                                                   -----------    -----------
 Total current assets                                               25,877,000     18,743,124
                                                                   -----------    -----------

Deposits                                                                  --           70,511

Deferred income tax assets - non current                                87,245         87,245

Property, plant and equipment                                       19,381,195     18,595,790

Goodwill                                                             2,649,385           --
                                                                   -----------    -----------
 Total assets                                                       47,994,825     37,496,670
                                                                   ===========    ===========

Liabilities and shareholders' equity

Current liabilities
 Notes payable                                                       6,336,907      3,234,897
 Accounts payable                                                    3,840,966      3,435,626
 Accrued charges and deposits                                        2,628,075      1,029,967
 Income taxes payable                                                  (86,878)        95,694
 Short-term loans                                                    3,782,354      1,086,949
 Current portion of long-term debt and capital lease obligations       631,349        537,029
                                                                   -----------    -----------
 Total current liabilities                                          17,132,773      9,420,162
                                                                   -----------    -----------

Long-term debt and capital lease obligations, net of current
maturities                                                             367,956        403,890


Shareholders' equity

 Common stock par value $0.003 per share
  - authorized shares - 23,333,334                                        --             --
  - issued and outstanding shares: 2000-5,712,610;
    2001-5,496,133; 30 September 2001- 5,601,859                        16,801         16,484
 Additional paid-in capital                                         22,974,871     21,854,160
 Capital Reserves                                                         --             --
 Deferred consultancy fee                                             (572,130)      (762,840)
 Retained earnings                                                   8,003,122      6,927,842
 Accumulated other comprehensive income                                168,932        235,972
 Common stock held in treasury, at cost                                (97,500)      (599,000)
                                                                   -----------    -----------

                                                                    30,494,096     27,672,618
                                                                   -----------    -----------

Total liabilities and shareholders' equity
                                                                    47,994,825     37,496,670
                                                                   ===========    ===========

                                             6

Management Discussion and Analysis of Financial Conditions and Results of Operations
-------------------------------------------------------------------------

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2001.

The Company's sales increased 69% from approximately $15,602,000 for the period ended September 30, 2000, to approximately $26,429,000 for the period ended September 30, 2001, as a result of the contribution from our newly acquired subsidiary Korona and more sales in telecom products. Korona brought in USD 6,928,000 sales representing 26% of total sales of the group.

The 87% increase in cost of sales ("COS") is higher than our sales increase, since COS for telecom products and Korona scales are higher than other scales manufactured by Bonso. The introduction of Korona COS and the increase in the proportion of telecom products sold resulted in the increase in our COS.

Gross margins decreased from 29% to 22% primarily due to increased sales of lower margin telcom products and products by Korona.

Selling expenses increased from 213,000 to 1,318,000 as a result of the addition of Korona's selling expenses, which amounted to approximately 1,060,000 from May 2001 to September 30, 2001.

The 44% increase in Salaries is mainly attributable to inclusion of Korona's salaries of 397,000. Excluding the effect from Korona, the increase in salaries was approximately 10% primarily due to an increase in administrative staff to support the diversification in business segments and increased sales.

R&D expenses increased by 72%. This increase was primarily attributable to increased research and development activities for new products, and testing fees incurred for new products,

The Administration & General expenses increased by 9% increase including 154,000 from Korona. Ignoring Korona, the Administration & General expenses decreased 5% primarily as a result of the implementation of tighter controls of administrative expenses despite our increase in sales.

As a result of the above changes, income from operations decreased by 25% from approximately $2,062,000 for the period ended September 30, 2000 to approximately $1,529,000 for the period ended September 30., 2001.

There was a 7% increase in Other Income. The increase is mainly due to a decrease in Bank interest income and sales of scrap.

Foreign exchange rates produced a gain of approximately $14,000 for the period ended September 30, 2000 and a loss of approximately $23,000 for the period ended Sept., 30, 2001. This difference was primarily attributable to the increased strength of the RMB against the U.S. dollar.

Interest expenses increased 123% from approximately $222,000 in the period ended September 30, 2000 to approximately $496,000 for the period ended September 30, 2001. Korona contributed 23% of this increase, with the other portion of the increase resulting from the Company's increased use of its banking facilities to support the growth in sales.

The Company has entered into an agreement with a third party to provide consulting/advisory services relating to the Company's capital structure and fund-raising activities. The agreement provided for the issuance by the Company to the third party of non-callable warrants to purchase 250,000 shares of the Company's common stock. The fair value of the warrants on the date of issue was USD 1,144,260, based upon the calculation required under FAS 123 to value warrants issued to consultants, and was recognized as consultancy fee in the Consolidated Statements of Comprehensive Income for professional services rendered. The period of service is from July 2000 to January 2003 and a consultancy fee of approximately $191,000 was incurred for the period ended September 30, 2001, relating to warrants that were issued to the consultant.

As a net result of the above changes, Net income decreased from the period ended September 30, 2000 compared to the period ended September 30, 2001 by approximately $936,000.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                         (Registrant)



Date: December 13, 2001                  By: /s/ Henry F. Schlueter
-----------------------                  --------------------------
                                         Henry F. Schlueter, Assistant Secretary







                                       8